FORM 6K

P.E.
2-28-02

SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

Pursuant to Rule 13a-16 or 15d-16 of
the Securities and Exchange Act of 1934

For the Month of February 2002

HANSON PLC
(Translation of registrant's name into English)

1 Grosvenor Place, London SW1X 7JH England
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X   Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ___   No X

February 19, 2002

Hanson PLC sells continental European brick operations

Hanson, the international building materials company, announces that agreement has been reached to sell Hanson Brick continental Europe ('HBcE') to Wienerberger AG for a cash consideration of □64.5 million (£39.3m). Completion of the disposal is subject to the receipt of appropriate regulatory approvals.

With its headquarters in Holland, HBcE manufactures bricks and clay pavers in 5 countries. The majority of its production units date from the 1996 acquisition by Hanson of Desimpel. In the year to December 31, 2001 it made a trading profit of £0.6 million on turnover of £93.0 million.

Commenting on the disposal, Andrew Dougal, chief executive of Hanson PLC, said: "Given Hanson's outlook for its continental European brick operations, this sale represents a sensible disposal and will now enable us to focus our resources on developing our more profitable operations."

The book value of the assets being sold is approximately £113 million. Pending completion of the disposal, the assets have been written down to their net realisable value and a corresponding operating exceptional item, including approximately £89 million of goodwill previously written-off to reserves, will be reported in Hanson's 2001 results. Disposal proceeds will be applied to reduce short-term debt.

Following the disposal, Hanson remains the second largest manufacturer of bricks in both North America and the UK.

Inquiries: Justin Read
Hanson PLC
+44 (0) 20 7245 1245

Notes:

1. Hanson is the largest producer of aggregates in the world. Its other principal businesses are ready-mixed concrete, concrete products and bricks and its operations are in the UK, continental Europe, North America, Asia Pacific and Australia.

2. Hanson operates an e-mail distribution service for press releases and other corporate information. Registration for this service, which includes e-mail alerts two days prior to results announcements and publication of company reports, is via its website (www.hansonplc.com).

3. Hanson will report its preliminary results for the year to December 31, 2001 on February 21, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

HANSON PLC
(Registrant)

By: Graham Dransfield
Graham Dransfield
Legal Director

Date: March 1, 2002